Exhibit 99.1

SPI Energy Co., Ltd. Announces Management New Appointment

HONG KONG, September 7, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global clean energy market place for business, residential, government and utility customers and investors, announced today that Mr. Minghua Zhao had resigned as the Co-Chief Operating Officer (“Co-COO”) of the Company’s China business and a director of the board of directors of the Company due to personal health reason. Mr. Zhao’s resignation took effect on September 6, 2017. The Company’s Chief Operating Officer Mr. Hoong Khoeng Cheong has assumed Mr. Minghua Zhao’s role and been appointed as director of the board of directors of the Company, effective September 6, 2017.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com

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SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com